UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
SnapStrat, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 23, 2016

Physical address of issuer
344 20th St, Oakland, CA 94612

Website of issuer
www.snapstrat.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
June 26, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$42,806	$94,996
Cash & Cash Equivalents	$7,806	$94,996
Accounts Receivable	$35,000	N/A
Short-term Debt	$857,149	$636,009
Long-term Debt	$42,806	$94,996
Revenues/Sales	$120,000	$166,000
Cost of Goods Sold	$111,855	$316,696
Taxes Paid	N/A	N/A
Net Income	($273,350)	($357,328)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 17, 2020

SnapStrat, Inc.

Up to $750,000 of Crowd Notes

SnapStrat, Inc. ("SnapStrat", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 26, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by June 26, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 19, 2020 will be permitted to increase their subscription amount at any time on or before June 26, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 19, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 26, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue

reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at www.snapstrat.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/snapstrat

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that

circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

SnapStrat, Inc. is a Delaware C-Corporation, formed on August 23, 2016.

The Company is located at 344 Trestle Glen Road, Oakland, CA 94610.

The Company's website is www.snapstrat.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/snapstrat and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	June 26, 2020
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive consulting software space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract’s term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company’s products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consulting software market is an emerging industry where new competitors are entering the market frequently. Many of the Company’s competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company’s competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company’s expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company’s Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company’s board will begin keeping board meeting minutes.

The Company does not have employment contracts in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee’s departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if a key employee were to leave SnapStrat, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register

with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has $33,250.61 in cash balances as of April 17, 2020. This equates to approximately one to two months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds and if they lose existing customers.

The Company is not current with its taxes, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company confirms that this has been corrected and is currently just waiting on processing, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company has outstanding convertible debt. During 2018 and 2019, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019, and 2018, aggregate balances on these convertible debts totaled $620,000 and $420,000, respectively. The notes bear interest at 2% per annum and matured on December 31, 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019. During 2016 and 2017, to fund operations, the Company entered into a series of contingently convertible note agreements with related parties. As of December 31, 2019, and 2018, aggregate balances on these convertible debts totaled $200,000 and $200,000, respectively. The notes bear interest at 1% per annum and matured between August 2018 and November 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019. Please see Exhibit B Reviewed Financials Note 3 for more information.

The Company has engaged in related party transactions. As noted above, the Company issued convertible debt of which $500,000 and $300,000 was due to related parties at December 31, 2019 and 2018, respectively. From time-to-time, our officers may advance funds for working capital. These advances are intended to be short-term, non-interest bearing and due on demand.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $6,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $6,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $6,500,000 valuation cap, so you should not view the $6,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 39.4%of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

SnapStrat's configurable SaaS solution puts enterprise leaders in control of their most critical decisions. We incorporate data ingestion, scenario-based decision support, and process automation to build "The Operating System" for the C-Suite.

Business Plan

SnapStrat empowers organizations to dramatically improve outcomes through smarter use of their data, better collaboration, and more nimble decision making. We are aiming to disrupt the old consulting model with a maintainable, responsive, agile app that gets better as the customer uses it.

"I have spent much of my career in strategy consulting helping some of the world's top companies make better decisions. I started SnapStrat based on the belief that data science, coupled with the power of machine learning, could help decision makers improve outcomes and create massive value."

– Jonathan Stern, CEO, Founder

This concept has resonated with change-minded executives. With major implementations at Sephora (Beauty retailer: prescriptively managing $250M of marketing resource allocation, 2+ years on the platform) and Frontier Communications (Telecom: predicting and optimizing subscription optimization for >4MM cable and broadband customers), the SnapStrat team has built a platform that fits the market need and is refining the customer implementation model. While our focus early on has largely been on the needs of the CMO, the solution can scale horizontally across many functions in most industries.

SnapStrat's customers get a customized application built on the core platform. The flexible meta-data handling and low-code configuration system enables quick deployment and time-to-value, but still maps against each organizations' unique workflow and data. The ongoing SaaS subscription -- $200-300K/year depending on data/decision complexity -- includes algorithm and model review to ensure the solution adds sustained and improving value quarter after quarter.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.83% of the proceeds, or $32,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Development/Product	55%	55%	75%
Customer Success/Ops	30%	30%	20%
Go To Market	15%	15%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jonathan Stern	Chief Executive Officer	Chief Executive Officer of SnapStrat (Responsibilities include: Company direction, contracting, prioritization)

Francis Upton IV	Chief Technology Officer	Chief Technology Officer of SnapStrat (Responsibilities include: Development team management, software architecture and strategy, development prioritization)
Alan Becker	Chief Product Officer	Chief Product Officer of SnapStrat (Responsibilities include: product roadmap, customer engagement management, HR, finance)

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Antidilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	4,632,506	4,632,506	n/a	No preference on limit, dilution, or qualification	92.65%	none

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Convertible Note	Series 2016A Angel Investors	$200,000	2%	None	No collateral	12/31/17	n/a
Convertible Note	Series 2018A Angel Investors	$595,000	2%	none	No collateral	12/31/19	N/a

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jonathan Stern	2,164,813 Common Stock	39.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

SnapStrat, Inc. was incorporated on August 23, 2016 ("Inception") in the State of Delaware. The financial statements of SnapStrat, Inc. (which may be referred to as "SnapStrat", the "Company", "we", "us", or "our") are prepared in

accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

SnapStrat has developed a configurable SaaS platform to assist in strategic decision making and associated workflow. SnapStrat configures a customer-specific application using this platform to provide decision support for the customer's use case. SnapStrat charges an implementation fee for initial set up and a quarterly subscription fee for ongoing data refresh, analytic adjustment and review, platform improvement updates, and general support.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $33,250.61 in cash on hand as of April 17, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series 2018A Convertible Note	2018	4(a)(b)	Convertible Notes	$595,000	Working Capital

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $6,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $6,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company issued convertible debt of which $500,000 and $300,000 was due to related parties at December 31, 2019 and 2018, respectively. See Exhibit B Reviewed Financials Note 3 for more details.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jonathan Stern
(Signature)

Jonathan Stern
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Stern
(Signature)

Jonathan Stern
(Name)

CEO, principal executive officer, principal financial officer, controller, board of directors
(Title)

04/17/2020
(Date)

/s/Alan Becker
(Signature)

Alan Becker
(Name)

Chief Product Officer, principal executive officer, principal financial officer, controller, board of directors
(Title)

04/17/2020
(Date)

/s/Francis Upton IV

(Signature)

Francis Upton IV

(Name)

CTO, principal executive officer, principal financial officer, controller, board of directors

(Title)

04/17/2020

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

SNAPSTRAT, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2019 and 2018

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Snapstrat, Inc.
Index to Financial Statements
(unaudited)

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Snapstrat, Inc.
Oakland, California

We have reviewed the accompanying financial statements of Snapstrat, Inc. (the "Company"), a Corporation, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

April 3, 2020

SNAPSTRAT, INC.
BALANCE SHEETS
(unaudited)

	2019	2018
Assets		
Current assets:		
Cash	$ 7,806	$ 94,996
Accounts receivable	35,000	-
Total current assets	42,806	94,996
Total assets	$ 42,806	$ 94,996
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable and accrued liabilities	$ 27,149	$ 16,009
Related party advances	10,000	-
Convertible debt - current	320,000	320,000
Convertible debt - related parties, current	500,000	300,000
Total current liabilities	857,149	636,009
Commitments and contingencies (Note 4)		
Stockholders' Deficit:		
Common stock, $0.0001 par value, 10,000,000 shares authorized, 4,743,438 and 4,543,438 issued and outstanding at December 31, 2019 and 2018, respectively	474	454
Accumulated deficit	(814,817)	(541,467)
Total stockholders' deficit	(814,343)	(541,013)
Total liabilities and stockholders' deficit	$ 42,806	$ 94,996

See accompanying independent accountants' review report and notes to the financial statements

SNAPSTRAT, INC.
STATEMENTS OF OPERATIONS
(unaudited)

	2019	2018
Revenues	$ 120,000	$ 166,000
Cost of revenues	111,855	316,692
Gross profit (loss)	8,145	(150,692)
Operating Expenses:		
General and administrative	255,560	181,585
Sales and marketing	13,145	16,813
Total operating expenses	268,705	198,398
Operating loss	(260,560)	(349,090)
Other expense:		
Interest expense, net	12,790	8,238
Total other expense	12,790	8,238
Net loss	$ (273,350)	$ (357,328)

See accompanying independent accountants' review report and notes to the financial statements

SNAPSTRAT, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
(unaudited)

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Deficit
December 31, 2017	4,043,438	$ 404	$ (184,139)	$ (183,735)
Shares issued for cash	500,000	50	-	50
Net loss	-	-	(357,328)	(357,328)
December 31, 2018	4,543,438	454	(541,467)	(541,013)
Shares issued for cash	200,000	20	-	20
Net loss	-	-	(273,350)	(273,350)
December 31, 2019	4,743,438	$ 474	$ (814,817)	$ (814,343)

See accompanying independent accountants' review report and notes to the financial statements

SNAPSTRAT, INC.
STATEMENTS OF CASH FLOWS
(unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (273,350)	$ (357,328)
Changes in operating assets and liabilities:		
Accounts receivable	(35,000)	40,000
Accounts payable and accrued liabilities	11,140	5,287
Net cash used in operating activities	(297,210)	(312,041)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds (repayment) - related party advances	10,000	(25,000)
Proceeds - convertible debt	-	320,000
Proceeds - convertible debt - related parties	200,000	100,000
Proceeds from sale of common stock	20	50
Net cash provided by financing activities	210,020	395,050
Increase (decrease) in cash and cash equivalents	(87,190)	83,009
Cash and cash equivalents, beginning of year	94,996	11,987
Cash and cash equivalents, end of year	$ 7,806	$ 94,996
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

SnapStrat, Inc. was incorporated on August 23, 2016 ("Inception") in the State of Delaware. The financial statements of SnapStrat, Inc. (which may be referred to as "SnapStrat", the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Oakland, California.

SnapStrat has developed a configurable SaaS platform to assist in strategic decision making and associated workflow. SnapStrat configures a customer-specific application using this platform to provide decision support for the customer's use case. SnapStrat charges an implementation fee for initial set up and a quarterly subscription fee for ongoing data refresh, analytic adjustment and review, platform improvement updates, and general support.

Management Plans and Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has incurred net losses. The Company has a working capital deficit of $814,343. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, we intend to fund the Company's operations through increasing revenues from operations, related party advances, and the sale of equity and/or debt securities. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of planned operations, which could harm the business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification ("ASC") 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. We have not capitalized any such costs to date.

Revenue Recognition
The Company has adopted Accounting Standards Codification Topic 606 ("ASC 606") – Revenue from Contracts with Customers, as of January 1, 2018 using the modified retrospective method. The adoption of ASC 606 did not materially impact the way the Company recognizes revenue.

In applying the guidance of ASC 606, the Company 1) identifies the contract with the customer 2) identifies the performance obligations in the contract 3) determines the transaction price, 4) determines if an allocation of that transaction price is required to the performance obligations in the contract, and 5) recognizes revenue when or as the companies satisfies a performance obligation. Due to the significant customization of each project, the Company recognizes revenue from the development of hosted software solutions over the period of completion as the Company develops the project and earns the right to the consideration under the contract for work performed. We receive payments from customers based on billing schedules established in our contracts. Generally, the time between billing the customer and when performance obligations are satisfied is not significant.

Subscription service fees are generally invoiced in advance on a quarterly basis and are recognized over the period of service.

Cost of Revenues
Cost of revenues consists primarily of payroll related and hosting costs.

Advertising
The Company expenses the cost of advertising and promotions as incurred. For the year and period ended December 31, 2019 and 2018, advertising expense was $13,145 and $3,713, respectively.

Stock Based Compensation
The Company accounts for stock options issued to employees and non-employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to tax examination by the Internal Revenue Service for the 2017 through 2019 years, and currently does not have any ongoing tax examinations.

Concentration of Credit Risk
Cash - The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Sales - As of December 31, 2019, one customer accounted for 100% of accounts receivable. For the years ended December 31, 2019 and 2018, three and one customers accounted for 100% and 100% of revenues, respectively. Management believes that the loss of these customers would not have a material impact on the Company's financial position, results of operations and cash flows.

NOTE 3 – DEBT

2018 Series Convertible Debt
During 2018 and 2019, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019 and 2018, aggregate balances on these convertible debts totaled $620,000 and $420,000, respectively. The notes bear interest at 2% per annum, and matured on December 31, 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019.

Each of the notes in this series contains both optional and automatic conversion features. An automatic conversion can be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $3,000,000. In such instance the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the equity securities in the qualified offering and 2) a price per share obtained by dividing $10,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the qualified financing (assuming conversion of all securities convertible into common stock and all exercise of stock options or warrants that may be outstanding).

In the event the Company consummates, on or prior to the maturity date, and equity financing that does not constitute a qualified financing, then the majority holders shall have the option to treat such equity financing as a qualified financing on the same terms as set forth above.

2016 Series Convertible Debt
During 2016 and 2017, to fund operations, the Company entered into a series of contingently convertible note agreements with related parties. As of December 31, 2019 and 2018, aggregate balances on these convertible debts totaled $200,000 and $200,000, respectively. The notes bear interest at 1% per annum, and matured between August 2018 and November 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019.

This series of notes contain automatic conversion features triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells equity securities for aggregate proceeds of at least $1,000,000. In such instances the notes and interest thereon shall, at the election of the Holder, either (i) be repaid in cash reasonably promptly following the qualified financing, or (ii) convert in whole at 80% (20% discount) of the price paid per share of the equity securities in the qualified offering.

Related Party Advances
From time-to-time, our officers may advance funds for working capital. These advances are intended to be short-term, non-interest bearing and due on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock
As of December 31, 2019, the Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001.

2016 Equity Incentive Plan
In 2016, our Board of Directors adopted the 2016 Equity Incentive Plan (the "2016 Plan"). The 2016 Plan provides for the grant of equity awards to employees, officers, directors and consultants, including stock options, stock appreciation rights, restricted stock and restricted stock units to purchase shares of our common stock. Up to 750,000 shares of our common stock may be issued pursuant to awards granted under the 2016 Plan. The 2016 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2019 and 2018, the Company granted 53,500 and 72,917 stock options under the 2016 Plan to various advisors and employees, respectively. The granted options had an exercise price of $0.0001, expire in ten years, and vest over periods ranging from two to four . The stock options were valued using the Black-Scholes pricing model with the range of inputs as indicated below:

	December 31, 2019	December 31, 2018
Expected life (years)	6 - 7	6 - 7
Risk-free interest rate	1.3% - 2.6%	2.3% - 3.1%
Expected volatility	100%	100%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock by looking at a market approach which takes into consideration the value of development to date and subscriber base.

Forfeitures are recorded as they occur.

A summary of the Company's stock options activity and related information is as follows:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2017	261,458	$ 0.0001	
Granted	72,917	0.0001	
Exercised	-	-	
Cancelled	(111,458)	0.0001	
Outstanding as of December 31, 2018	222,917	0.0001	
Granted	53,500	0.0001	
Exercised	-	-	
Cancelled	-	-	
Outstanding as of December 31, 2019	276,417	$ 0.0001	7.97
Exercisable at December 31, 2019	200,500	$ 0.0001	7.53

The total grant date fair value of the options granted and stock option expense for the years ended December 31, 2019 and 2018 was inconsequential.

NOTE 6 – RELATED PARTY TRANSACTIONS

As discussed in Note 3, the Company issued convertible debt of which $500,000 and $300,000 was due to related parties at December 31, 2019 and 2018, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019 through April 3, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C

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snap strat
Strategic Decision Platform
TAKE CONTROL OF YOUR BUSINESS DECISIONS
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This presentation contains offering materials prepared solely by SnapStrat
of SI Securities, and not subject to FINRA Rule 2210. In addition, this p
forward-looking statements and information relating to, among other t
business plan and strategy, and its industry. These statements reflect ma
with respect to future events-based information currently available and
uncertainties that could cause the company's actual results to differ m
cautioned not to place undue reliance on these forward-looking statemen
illustrative purposes and they do not represent guarantees of future re
performance, or achievements, all of which cannot be made. Moreover,
person or entity assumes responsibility for the accuracy and complete
statements and is under no duty to update any such statements to confo
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$1,000	$6,500,000	Crowd Note
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Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

SnapStrat is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SnapStrat without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Notable customers include Sephora, Frontier Communications, and Embraer, representing over $375k in expected revenue in 2020 (unaudited)
- Experienced management team with decades of technology and consulting experience, including leading Bain's West Coast IT strategy practice
- Selected for SF Bay Area incubator The Batchery - Batch 10, March 2020
- Notable investors include Shasta Ventures
- Modernizing an estimated $295 billion management consulting market

Fundraise Highlights

- Total Round Size: US $2,500,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $6,500,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

SnapStrat's configurable SaaS solution puts enterprise leaders in control of their most critical decisions. We incorporate data ingestion, scenario-based decision support, and process automation to build "The Operating System" for the C-Suite.

SnapStrat empowers organizations to dramatically improve outcomes through smarter use of their data, better collaboration, and more nimble decision making. We are aiming to disrupt the old consulting model with a maintainable, responsive, agile app that gets better as the customer uses it.

"I have spent much of my career in strategy consulting helping some of the world's top companies make better decisions. I started SnapStrat based on the belief that data science, coupled with the power of machine learning, could help decision makers improve outcomes and create massive value."

– Jonathan Stern, CEO, Founder

This concept has resonated with change-minded executives. With major implementations at Sephora (Beauty retailer: prescriptively managing $250M of marketing resource allocation, 2+ years on the platform) and Frontier Communications (Telecom: predicting and optimizing subscription optimization for >4MM cable and broadband customers), the SnapStrat team has built a platform that fits the market need and is refining the customer implementation model. While our focus early on has largely been on the needs of the CMO, the solution can scale horizontally across many functions in most industries.

SnapStrat's customers get a customized application built on the core platform. The flexible meta-data handling and low-code configuration system enables quick deployment and time-to-value, but still maps against each organizations' unique workflow and data. The ongoing SaaS subscription -- $200-300K/year depending on data/decision complexity -- includes algorithm and model review to ensure the solution adds sustained and improving value quarter after quarter.

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The Team

Founders and Officers



Jonathan Stern
CEO



After 25+ years spent consulting at the intersection of technology and strategy, Jonathan understood the relationship between the two was more than theoretical; it had unlimited potential. He launched SnapStrat to tap that potential and help today's decision-makers transform tomorrow.



Francis Upton IV
CTO

Francis brings 30 years of software development, architecture, and management experience to building a long-term, robust data and analytic future to SnapStrat's products. After selling his last effort to ETL giant, Talend, and then founding their architecture group, he has the technology vision to match SnapStrat's aspirations.



Alan Becker
CHIEF PRODUCT OFFICER

Alan has spent the last several years helping startups make their technology relevant to their customers. A former Supply Chain strategist at Apple, he brings to SnapStrat a clear understanding of the ways effective decision-making can transform a business.

Key Team Members



Bryan Barber
Head of Sales and Marketing

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000
Target Minimum:	US $300,000

Key Terms

Security Type:	Crowd Note

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Conversion discount:	20.0%
Valuation Cap:	US $6,500,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While SnapStrat has set an overall target minimum of US $300,000 for the round, SnapStrat must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SnapStrat's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


Go To Market
Development/Product
Customer Success/Ops

If Maximum Amount Is Raised


Go To Market
Development/Product
Customer Success/Ops

Investor Perks

$1,000 -- Quarterly investor update

$5,000 -- Above plus annual video chat with leadership team

$20,000 -- Above plus the official SnapStrat hoodie

$50,000 -- Above plus 60 min one-on-one conversation with CEO and invite to board meetings

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Highlights

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The Team

Term Sheet

Investor Perks

Prior Rounds

Market Landscape

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Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $800,000
Closed Date	Jan 15, 2018

Market Landscape

SnapStrat's solutions sit across 3 markets: consulting, decision support tools, and digital process automation. SnapStrat's strategy is to attack consulting with targeted solutions delivered on best-in-class decision support and digital process automation tools.

Within the consulting space, SnapStrat will address a portion of the revenue base that is based on process optimization. In the mid-market and for secondary processes in large enterprises, SnapStrat aims to substitute for consulting. Many of the optimizations are within larger transformations, creating opportunities to partner with consultancies. Process automation and digital transformation represent some of the largest sectors within the nearly $300B management consulting industry.

There are three major categories of competitors:

- Consultancies: The strategy consulting firms (e.g. McKinsey, BCG) are investing in digital capabilities and partnerships. In some cases these organizations may offer process automation tools. These, however, are always integrated in a larger consulting offering, which is cost-prohibitive for much of the market.
- Decision Support: At the high-end of the market, companies like Palantir and FICO build heavily customized, highly complex process and decisioning models. The entry level companies like Tableau and SAS provide self-serve tooling with a strong analytic focus. SnapStrat sits in the middle providing end-to-end support for low-mid complexity processes.
- Process optimization: Process automation tools such as Wrike or Smartsheets focus on automation of simple, low value processes and do not include decision tools or enterprise class security and permissioning. Secondly, there are functional/industry vertical apps which tend to be execution, not planning, focused but will often provide some decisioning capabilities.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive consulting software space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The consulting software market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2020. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not have employment contracts in place with its key employees. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if a key employee were to leave SnapStrat, the Company might not have any ability to prevent their direct competition or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company has not filed a Form D for its previous offering. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's cash position is relatively weak. The Company currently has $33,250.61 in cash balances as of April 17, 2020. This equates to approximately one to two months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds and if they lose existing customers.

The Company is not current with its taxes, and as a result, it has forfeited its good standing status in the state of Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company confirms that this has been corrected and is currently just waiting on processing, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company has outstanding convertible debt. During 2018 and 2019, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties and related parties. As of December 31, 2019, and 2018, aggregate balances on these convertible debts totaled $620,000 and $420,000, respectively. The notes bear interest at 2% per annum and matured on December 31, 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019. During 2016 and 2017, to fund operations, the Company entered into a series of contingently convertible note agreements with related parties. As of December 31, 2019, and 2018, aggregate balances on these convertible debts totaled $200,000 and $200,000, respectively. The notes bear interest at 1% per annum and matured between August 2018 and November 2019. The convertible debts and accrued interest may not be prepaid unless approved in by a majority of the holders. The outstanding balance of these notes are in default as of December 31, 2019. Please see Exhibit B Reviewed Financials Note 3 for more information.

The Company has engaged in related party transactions. As noted above, the Company issued convertible debt of which $500,000 and $300,000 was due to related parties at December 31, 2019 and 2018, respectively. From time-to-time, our officers may advance funds for working capital. These advances are intended to be short-term, non-interest bearing and due on demand.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

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The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

epresentatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is eg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in SnapStrat

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SnapStrat. Once SnapStrat accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SnapStrat in exchange for your securities. At that point, you will be a proud owner in SnapStrat.

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What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SnapStrat has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now SnapStrat does not plan to list these securities on a national exchange or another secondary market. At some point SnapStrat may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SnapStrat either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is SnapStrat's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SnapStrat's Form C. The Form C includes important details about SnapStrat's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

snapstrat™

Strategic Decision Platform

TAKE CONTROL OF YOUR BUSINESS DECISIONS

SeedInvest Pitch Deck

This presentation contains offering materials prepared solely by SnapStrat Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management’s current views with respect to future events-based information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements and is under no duty to update any such statements to conform them to actual results.

SnapStrat on a Page

Our differentiation

SnapStrat's customizable decisioning software delivers the value of a strategy consulting project

- Delivered at a fraction of the cost and time
- Uses the customer's existing data
- Creates a permanent solution with unprecedented agility
- Continuously improves through adaptive ML

Our Product

A complete, end-to-end SaaS solution. Deployments include Sephora and Frontier Communications

- Comprehensive data ingestion and management
- Digital process automation
- AI-driven decisioning
- A configurable SaaS platform leveraging state-of-the-art low code/no code app building technology

Our Team

A leadership team each with 15-30 years of relevant experience across technology, consulting, and business operations

What we are looking for

Investors who share our vision that the $300B management consulting industry can be disrupted at scale

Founding Team



Jonathan Stern
CEO

25 years strategy consulting experience, led Bain's West Coast IT strategy practice



Alan Becker
CPO

15 years startup, high tech, consumer products experience



Francis Upton IV
CTO

30 years SW leadership experience, led Talend's architecture group

The Opportunity

Management Consulting: $300B industry

- Five major segments (In Scope)
  - Strategy (10%)
  - Operations (35%)
  - HR (10%)
  - Financial (25%)
  - Technology (20%)
- Fragmented
  - Top-tier Strategy
  - Big 4+
  - Boutique/niche
  - Independents
- Makes money by marking up fixed cost (mostly) generalist labor

Ripe for disruption

- High growth driven by digitalization, however…
- Very high cost entry point creates unmet demand
- Value shifting from advice to technology solutions
- Static consulting "product" degrades over time vs. ML based solutions that improve over time
- Labor model and/or ownership structure prevents disruption from within

The Solution

Software enabled strategic decisioning

- Data ingestion and management, value diagnosis
- Enterprise-class digital process automation apps for operational execution
- Scenario model-based decision tools using machine learning to bolster benefits over time
- Rapid speed-to-value using low code/no code app building technology

Scalable business model

- Fully recurring revenue model
- Tailored value propositions by vertical/function
- Common SaaS platform enables rapid expansion of value propositions and cross-sell
- Option to enable high-touch delivery model through independents/boutiques

Customer Story - Sephora

SEPHORA

$200K implementation

$60K ARR

Outcome:

- 10% ROI increase YoY from product samples
- Enhanced marketing workflow
- Continued engagement:
  - >300 sessions/month
  - 20 current active users; 10 of which have used the tool multiple times per week over the past quarter
  - Q4 plan to roll the tool out to 2 more internal departments and 300 external brand representatives

Problem:

$250M annual marketing allocation of critical customer engagement sampling programs was slow, manual, and not data driven. CMO tried to drive a process update linked to strategic goals, but Excel was not sufficient, and there was a long expected delay in IT resource allocation.

Goal:

End-to-end tool to optimize allocation (150 million product samples) across >15 loyalty and discovery product sample programs based on strategic criteria.


snapstrat
Brand Sampling
Profile: 100 Point
Switch Program
Growth Driver
BI Membership
Mix Adjustment
World Minimum
Scenario
Crystal #3 – b...
Program History
2018 Redemptions
2019 Redemptions to date
2020 Brand Ask
2021 Forecast
Color
Skincare
Hair
Fragrance
Sephora Col.
TOTAL

The SnapStrat SaaS Platform

Configured Customer Application

Pre-configured Use Cases

- Marketing Allocation
- Subscription Pricing
- Strategic Planning

Low code/No code App Builder

Metadata Management

- Data Ingestion/ Transformation
- Decision modelling
- Digital Process Automation
- Machine Learning

Customer Story – Frontier Communications

Frontier COMMUNICATIONS

$300K implementation

$100K ARR

Expected Outcome:

- Enhanced NPV from promo roll-off offers
- Predictive/prescriptive triggers for proactive customer outreach and improved retention
- Ability to sustain benefits of transformation

Problem:

Due to complex data structures and multiple systems (due to acquisitions), the marketing analytics and retention group could not extract, analyze, and act on customers at high risk of attrition, much less align this with strategic direction.

Goal:

Optimize pricing actions for 4M monthly subscribers, streamlining the workflow and adjusting decisions based on dynamic strategy and market conditions.



Promo Roll-off
alan
Data Overview
Cohort Selection
Action Plan
Results Tracking
Admin Settings
Code Mapping
Scenario
Short-Term Margin
Show Scenario Values based on
All data:
Selected Heat Map sections:
Criteria: Strategic Trade-offs
% of Optimal:
Impact over Term:
6 mo. EBITDA
85
$76M
2 yr. EBITDA
23
-$22M
12 mo. Churn
76
18%
Total Score/ Max Possible:
184/253
Constraint Adjustment
Max Cohort Size
HEAT MAP FILTERS
Geography
All
Product Bundle
Triple-Play
Segment
Savvy Seniors
Promo Roll-off Price Increase Bin
Speed
$10-20
$21-40
$41-60
>$60
<100
150
300
500

Keys to Success – Platform Features

Using emerging technologies in data generalization, data science, and no/low code app development

Enterprise Ready

Features required for widespread adoption

- Comprehensive UX and workflow
- Fine-grained permissions
- Securely built and operated
- Serverless technology

Data Engineering

Use existing customer data and adapt as it changes

- Sophisticated data integration and transformation
- Metadata-based system with software-defined customer data models

Data Science

Prescriptive analytics and optimizations

- Scenario modelling to test outcomes
- Machine-learning to improve over time
- Constraint handling ensures real-world answers

Configuration Based

Speed-to-value, scalability, and agility

- Low code/no code application builder
- All customer configurations stored as data

Keys to Success – Customer Engagement

We understand and can speak to strategic CXOs

Outcome Driven

Focus on better decisions, not more data, maximizes business value

Collaborative

Customer needs actively guide the configuration process

Speed-to-Value

Configurable platform delivers diagnosis in days, sustainable value in weeks

Sustained

Permanent capability that uses ML to improve over time

Go-to-Market

SnapStrat provides that connection between strategy and execution across the enterprise.

How do we reach our buyer?

Direct

- **Create industry-specific value propositions:**
  - Initial focus on CMOs and market strategists
  - Core use cases → marketing allocation and price tier optimization
- **Extend existing implementations to adjacent decisions and functional groups**

Partners

- **Independents/Boutiques/Operational Consultancies**
- **Partner in both go-to-market and implementations**

Benefit for SnapStrat: Sales and service channels that reduces need for fixed cost labor
Benefit for Consultancy: Provides differentiating capability for their clients

"SnapStrat found a real pain point in strategic marketing decisions"

\- Rob Curtis, Frontier Communications CMO

Competition

	AI & Advanced Analytics (APT, FICO, Neustar, Palantir)	Business Intelligence (Domo, Looker, Anaplan)	Niche Hybrid Models	Management Consulting (McKinsey, BCG, Accenture)	
Strategy	Not out of the box	Depends on Implementation	Narrowly, in function	Core competency	Bridging cross-Functional Strategy and Operational teams Is core to our model
Execution & Workflow	Depends on implementation	If within understood templates	Focus on transactional data	Not sustained	
Analytics	High sophistication	Broad, general, backward looking	Narrow focus	Single-use analytics	Prescriptive, predictive, & use partner models
Configurable	Highly focused algorithms & processes	High, within Standard scope of tool	Heavyweight implementation	One time project to fit needs	Flexible platform & meta-data models
Speed-to-Value	Depends on implementation	Quick to find low-hanging fruit	One-size fits all but slowed by IT integration	Perhaps, but not sustained	Decision focus drives value immediately
Scale	Generally, special purpose	Horizontal	Assist, within vertical	Varies	Generalist Platform enables scale

Revenue Forecast


ANNUAL REVENUE
THOUSANDS
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
2018
2019
2020
2021
2022
2023
2024

	2018	2019	2020	2021	2022	2023	2024
Total Revenue	$125,000	$268,000	$831,000	$3,234,000	$9,611,000	$20,601,111	$44,238,000
Customers (cum.)	1	3	7	17	37	68	122

*Model assumes $750k raise plan

$30B+ TAM

(Addressable portion of management consulting market)

Covid-19 Impact Projections

Short-term: While some sales pipeline activity is delayed, impact is offset by current customer agreements and SBA PPP loans

Medium-term: SnapStrat will take advantage of increased demand for business transformation. Our price point will be an advantage as enterprises work to improve their cash position

Long-term: We have always been in it for the long run, we believe that the current disruption will allow us to accelerate our long-term growth

SnapStrat History

2016

- SnapStrat founded
- Product defined
- Prototype built

2017

- Sephora proof of concept leads to first implementation
- Custom application delivered

2018

- $795K launch funding from founders, Shasta Ventures, individual investors
- Sephora phase II sold
- Francis Upton IV hired
- Platform development begun

2019

- First version of platform in production, Sephora migrated
- Frontier Communications sold and work started
- Proof of Concept for Embraer sold and initiated

What we are looking for

Investment

$500K-1.0M new investment for runway to lean into our traction

- Institutional investor(s) alongside $500K allocation on SeedInvest Platform
- Builds on $800K launch investment (~60% from founders; remainder from Shasta Ventures and others). Prior investors are re-investing in this round.
- Active advisors
- Depth in SW-enabled industry disruption

Primary Use

This round will be a key catalyst for growth, allowing SnapStrat to dramatically accelerate platform development and efficiency to drive revenue.

60% Platform scalability

- Enhance/harden platform
- Plug and play data science modules
- Use case templates for rapid integration

40% Go-to-market & Sales Ops

- Enhance messaging around value templates
- Build robust sales pipeline
- Build targeted partner relationships including product co-creation

Gives SnapStrat 12-18 months runway with funds to grow